

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**

Mail Stop 3561

June 26, 2009

Dynamex, Inc.
Ray E. Schmitz-Chief Financial Officer
5429 LBJ Freeway
Suite 1000
Dallas, Texas 75240

> **Re: Dynamex, Inc.
> Form 10-K for the year ended July 31, 2008
> Filed October 14, 2008
> File Number: 000-21057**

Dear Mr. Schmitz:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended July 31, 2008

Results of Operations

Item 7- MD&A

1. We note your discussion and analysis of costs of goods sold is significantly limited and should be supplemented with or, preferably, replaced by more comprehensive disclosures than that currently presented that includes separate quantification and discussion of changes in significant components of costs of goods sold. Additionally, a significant portion of the disclosures with respect to your results of operations states, in narrative form, dollar and percentage changes in revenues, gross profit, SG&A, and operating profit. In addition, while you discuss certain factors to which changes are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. We believe your disclosures could be improved by:

    - using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;
    - using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;
    - refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
    - ensuring that all material factors are quantified and analyzed; and
    - quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Item 8- Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-6

2. We note from the description of your business model that your personnel are an integral part of your revenue generation processes and future revenue growth. In this regard, your personnel provide the logistical support requested by your customers and their ability to provide such support is critical to your operations. Therefore, in being a service company, it appears personnel costs is a major component in providing a service activity that should be included before reporting a performance (profitability) measure and we believe that the presentation of a gross profit measure that excludes your personnel costs is not appropriate. In addition, based on the reporting by others in your industry, your presentation does not appear to conform to standard industry practice. Therefore, in absence of compelling evidence or authoritative guidance indicating that providing this performance measure would not be misleading to your investors, please discontinue your presentation of gross profit and revise your results of operations discussion in MD&A as necessary.

Notes to the Consolidated Financial Statements

Note 5 – Accrued Liabilities, page F-14

3. Reference is made to the accrued liability for Independent contractor settlements that represents your largest individual component liability in your consolidated financial statements.   While your notes contain accounting policies for smaller amounts of liabilities for "Other long-term liabilities" and "Self-insured claims liability for workers compensation and vehicle liability claims", we believe that your notes should also contain a detailed description of the nature of this accrued liability for "Independent contractor settlements" and an accounting policy for accruing its estimated liability, including the assumptions and judgments used in deriving the amount at each balance sheet date.   In addition, please discuss the reason(s) for any material changes in this liability that occurs from the prior balance sheet date.   Please revise accordingly.

Note 7- Commitments and Contingencies, page F-15

4. Please tell us whether you accrued the $2.8 million assessed by the California EDD. In this regard, it appears that a loss contingency may be probable and should be accrued under paragraph 8 of SFAS 5. If you have not accrued amounts in relation to this assessment, please tell us and revise future filings to clearly indicate whether you believe that a loss contingency is probable, reasonably possible or remote. Your response should also provide significant support for your conclusion, including a probability assessment as required under paragraphs 33 though 39.

Note 8- Income Taxes, page F-17

5. You indicate that the adoption of FIN 48 did not have a material effect on your financial position. However, based on your contingency disclosures on pages F-16, it appears that you have taken uncertain tax positions (in relation to the classification of employees as independent contractors) whose outcome could have a material impact on your financial statements. In this regard, it appears that you should revise your filing to comply with the disclosures requirements in paragraph 20 of FIN 48 for this and any other uncertain tax position.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Dynamex, Inc.
Ray E. Schmitz-Chief Financial Officer
June 26, 2009
Page 4

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3816 with any other questions.

     Sincerely,

     Joseph A. Foti
     S.A.C.A.